Faraday Future Intelligent Electric Inc.

18455 S. Figueroa Street

Gardena, CA 90248

May 2, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E

Washington, DC 20549

Attn: Evan Ewing and Erin Purnell

Re:	FARADAY FUTURE INTELLIGENT ELECTRIC INC.

Registration Statement on Form S-1

Filed January 31, 2025

File No. 333-284613

Dear Mr. Ewing and Ms. Purnell,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated February 4, 2025 (the “Comment Letter”) to Faraday Future Intelligent Electric, Inc. (the “Company”) with respect to the Registration Statement on Form S-1 the Company filed with the Commission on January 31, 2025 (the “Registration Statement”).

This letter provides the Company’s response to the Staff’s comment contained in the Comment Letter. The response to the Staff’s comment is set forth in bold below, after the Staff’s comment to the Company. Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith, reflecting responses of the Company to the comment received from the Staff.

Registration Statement on Form S-1

General

1.	It appears that you are not eligible to incorporate by reference into your Form S-1 given that you have not yet filed your annual report for the fiscal year ended December 31, 2024. Please revise your registration statement accordingly or advise. Refer to General Instruction VII.C to Form S-1.

Response: On March 31, 2025, the Company filed an annual report on Form 10-K for the fiscal year ended December 31, 2024 (the “Most Recent Annual Report”). Therefore, pursuant to General Instruction VII.C to Form S-1, the Company is now eligible to incorporate by reference. The Company has revised Amendment No.1 to incorporate the Most Recent Annual Report.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the Global General Counsel of the Company at scott.graziano@ff.com, or M. Ali Panjwani of Pryor Cashman LLP, outside counsel to the Company, at mpanjwani@pryorcashman.com (Tel: 212-421-4100).

Very truly yours,

By:	/s/ Matthias Aydt
Name:	Matthias Aydt
Title:	Chief Executive Officer